Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$71,591,000.00	$2,197.84	(1)

(1)	The filing fee of $2,197.84 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $480,254.96 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $2,197.84 is offset against the registration fee due for this offering and of which $478,057.12 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Equity First

Performance First

[GRAPHIC]

PRICING SUPPLEMENT

No. 2007 - MTNDD129

(Related to the ELKS Product Supplement Dated March 22, 2007, Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

ELKS®

____________________________________________________

             Equity LinKed Securities

7,159,100    9.00% Per Annum

ELKS Based Upon the American Depository Receipts Representing

the Ordinary Participation Certificates of Cemex, S.A.B. de C.V.

Due August 5, 2008

$10.00 per ELKS

Investing in the ELKS involves a number of risks. See “Key Risk Factors” beginning on page PS-6.

The ELKS represent obligations of Citigroup Funding Inc. only. Cemex, S.A.B. de C.V. is not involved in any way in this offering and has no obligations relating to the ELKS or to holders of the ELKS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ELKS or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ELKS	Total
Public Offering Price	$10.00	$71,591,000.00
Agent’s Discount	$0.225	$1,610,797.50
Proceeds to Citigroup Funding Inc.	$9.775	$69,980,202.50

The agent expects to deliver the ELKS to purchasers on or about July 27, 2007.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

July 24, 2007

PS-2	ELKS

ELKS®

Based Upon the American Depository Receipts of Cemex,

S.A.B. de C.V.

Equity LinKed Securities Due August 5, 2008

This pricing supplement represents a summary of the terms and conditions of the ELKS. It is important for you to consider the information contained in this pricing supplement, the ELKS product supplement, as well as the related prospectus supplement and prospectus. The description of the ELKS below supplements, and to the extent inconsistent with, replaces, the description of the general terms of the ELKS set forth in the ELKS product supplement. Capitalized terms used in this pricing supplement and not defined under “Final Terms” below have the meanings given them in the ELKS product supplement which can be accessed for free by visiting http://www.sec.gov/Archives/edgar/data/831001/000119312507061682/d424b2.htm on the website of the Securities and Exchange Commission.

Overview of the ELKS®

General

Equity LinKed Securities, or ELKS®, are equity-linked investments that offer current income as well as limited protection against the decline in the price of the American Depository Receipts (“ADRs”) on which the ELKS are based. The ELKS® Based Upon the American Depository Receipts of Cemex, S.A.B. de C.V. have a maturity of approximately one year and are issued by Citigroup Funding Inc. Some key characteristics of the ELKS include:

O

Periodic Fixed Coupons. The ELKS pay a fixed coupon, with a yield greater than both the current dividend yield of the Underlying Equity and the yield that would be payable on a conventional debt security of the same maturity issued by Citigroup Funding. The ELKS will pay a semi-annual coupon equal to 9.00% per annum.

O

No Principal Protection. While the ELKS provide limited protection against the decline in the price of the Underlying Equity, ELKS are not principal protected. For each ELKS you hold at maturity, you will receive either (a) a fixed number of ADRs of the Underlying Equity Issuer equal to the Equity Ratio (or, if you elect, the cash value of those ADRs based on the closing price of the Underlying Equity on the third trading day before maturity), if the price of the Underlying Equity is less than or equal to the Downside Threshold Price at any time from the Pricing Date up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day), or (b) $10 in cash. Thus, if you receive ADRs of the Underlying Equity Issuer at maturity (or, if you elect, the cash value of those ADRs) and the price of the Underlying Equity at maturity (or on the third trading day before maturity if you elect to receive the cash value of those ADRs) is less than the Initial Equity Price, the amount you receive at maturity for each ELKS will be less than the price paid for each ELKS and could be zero.

O

No Participation in the Growth Potential of the Underlying Equity. In return for receiving the fixed coupon and limited protection against a decline in the price of the Underlying Equity, you give up participation in any increase in the price of the Underlying Equity during the term of the ELKS (except in limited circumstances). Also, you will not receive dividends or other distributions, if any, paid on the Underlying Equity.

ELKS	PS-3

The ELKS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the ELKS at maturity is not guaranteed.

Types of Investors

The ELKS may be an attractive investment for investors seeking relatively high current income who are also willing to accept risk to the principal invested, including:

O	Income-oriented equity investors

O	Investors with moderate return expectations for the Underlying Equity who also seek limited protection against loss

O	Current or prospective holders of the Underlying Equity

O	Investors in convertible securities who are willing to risk principal

PS-4	ELKS

Final Terms

Issuer:	Citigroup Funding Inc.
Security:	Equity Linked Securities (ELKS®) Based Upon the American Depository Receipts of Cemex, S.A.B. de C.V.
Underlying Equity:	American Depository Receipts (“ADRs”) Representing the Ordinary Participation Certificates (“CPOs”) of Cemex, S.A.B. de C.V. (“CX”)
Underlying Equity Issuer:	Cemex, S.A.B. de C.V. (“Cemex”)
Guarantee:	Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the ELKS are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest
Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee; however, because the ELKS are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest
Principal Protection:	None
Principal Amount Issued:	$71,591,000
Pricing Date:	July 24, 2007
Issue Date:	July 27, 2007
Valuation Date:	July 31, 2008
Maturity Date:	August 5, 2008
Issue Price:	$10 per ELKS
Coupon:	9.00% per annum paid semi-annually and computed on the basis of a 360-day year of twelve 30-day months
Coupon Payment Dates:

February 5, 2008 and August 5, 2008.

Any coupon payment on an ELKS required to be made on a date, including the stated Maturity Date, that is not a Business Day need not be made on that date. A payment may be made on the next succeeding Business Day with the same force and effect as if made on the specified date. No additional interest will accrue as a result of delayed payment. The coupon payment will be payable to the persons in whose name the ELKS are registered at the close of business on the third Business Day preceding the relevant Coupon Payment Date.

Composition of Coupon Payments:

The total coupon of $0.9200 will be composed of interest in the amount of $0.5356 and an option premium in the amount of $0.3844.

The February 5, 2008 coupon of $0.4700 will be composed of $0.2736 of interest, at a rate of approximately 5.2398% per annum, and a partial payment of an option premium in the amount of $0.1964.

The August 5, 2008 coupon of $0.4500 will be composed of $0.2620 of interest, at a rate of approximately 5.2398% per annum, and a partial payment of an option premium in the amount of $0.1880.

ELKS	PS-5

Amount Received at Maturity:

For each $10 ELKS:

(1) a fixed number of ADRs of the Underlying Equity Issuer equal to the Equity Ratio (or, if you exercise your Cash Election Right, the cash value of those ADRs based on the closing price of the Underlying Equity on the third trading day before maturity), if the trading price of the Underlying Equity any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any day) declines by approximately 20% or more, or

(2) $10 in cash

Cash Election Right:

You may elect to receive from Citigroup Funding for each ELKS you hold on the Maturity Date the cash value of the ADRs of the Underlying Equity Issuer you would otherwise be entitled to at maturity. If you elect to exercise the Cash Election Right you must provide timely notice of your election to your broker so that your broker can provide notice of your election to the trustee and the paying agent for the ELKS no sooner than 20 Business Days before the Maturity Date and no later than 5 Business Days before the Maturity Date.

You should refer to the section “Description of the ELKS – Determination of the Amount to be Received at Maturity” in the ELKS product supplement for more information about the Cash Election Right.

Equity Ratio:	0.29129 shares of the Underlying Equity per ELKS, which is equal to $10 divided by the Initial Equity Price
Initial Equity Price:	$34.33
Downside Threshold Price:	$27.46, approximately 80% of the Initial Equity Price
Listing:	The ELKS have been approved for listing on the American Stock Exchange under the symbol “EKM,” subject to official notice of issuance.
CUSIP Number:	17311G631
Calculation Agent:	Citigroup Global Markets Inc.

Commissions and Issue Price:		Per ELKS	Total
	Public Offering Price:	$10.00	$71,591,000.00
	Agent’s Discount:	$0.225	$1,610,797.50
	Proceeds to Citigroup Funding Inc.:	$9.775	$69,980,202.50

PS-6	ELKS

Benefits of the ELKS

O

Current Income.    The ELKS pay a semi-annual coupon with a yield set at a rate that is currently greater than both the anticipated dividend yield on the Underlying Equity and the rate that would be paid on a conventional debt security with the same maturity issued by Citigroup Funding.

O

Protection Against Loss in Limited Circumstances.    At maturity, you will receive your original investment in the ELKS even if the price of the Underlying Equity has declined from the Initial Equity Price, as long as the price does not decline to less than or equal to the Downside Threshold Price at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date. In this case, you will not suffer the same loss that a direct investment in the Underlying Equity would produce. However, if at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date, the price of the Underlying Equity is less than or equal to the Downside Threshold Price, the amount you receive at maturity may be less than your initial investment and could be zero.

Key Risk Factors

An investment in the ELKS involves significant risks. While some of these risks are summarized below, please review the “Risk Factors Relating to the ELKS” section of the ELKS product supplement and “Risk Factors” in the related prospectus supplement for a full description of risks.

O

Potential for Loss.    The amount you will receive at maturity on the ELKS will depend on the price of the Underlying Equity during the term of the ELKS up to and including the Valuation Date. If, at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date, the price of the Underlying Equity declines from the Initial Equity Price to be less than or equal to the Downside Threshold Price, and the closing price of the Underlying Equity at maturity (or on the Valuation Date if you elect to receive the cash value of the Equity Ratio) is less than the Initial Equity Price, the amount you receive at maturity will be less than your initial investment in the ELKS and could be zero.

O

Appreciation May Be Limited.    You will not participate in any appreciation in the price of the Underlying Equity, and the return on the ELKS will be limited to the coupon payable on the ELKS, unless (i) the price of the Underlying Equity at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date declines from the Initial Equity Price to be less than or equal to the Downside Threshold Price and (ii) the closing price of the Underlying Equity at maturity (or on the Valuation Date if you elect to receive the cash value of the Equity Ratio) is greater than the Initial Equity Price. Therefore, the return on the ELKS may be less than the return on a similar security that allows you to participate more fully in the appreciation of the price of the Underlying Equity, or on a direct investment in the Underlying Equity, if the price of the Underlying Equity at maturity (or on the Valuation Date, as applicable) is significantly greater than the Initial Equity Price but you do not receive ADRs of the Underlying Equity Issuer (or the cash value of those ADRs) at maturity.

O

Potential for a Lower Comparative Yield.    If the price of the Underlying Equity is less than or equal to the Downside Threshold Price at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date and the closing price of the Underlying Equity at maturity (or on the Valuation Date if you elect to receive the cash value of the

ELKS	PS-7

Share Ratio) is less than approximately $32.99 (resulting in your receiving a total amount at maturity that is less than the principal amount of your ELKS), the effective yield on the ELKS will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding with a comparable maturity.

O

Relationship to the Underlying Equity.    You will have no rights against the issuer of the Underlying Equity even though the market value of the ELKS and the amount you will receive at maturity depend on the price of the Underlying Equity. The issuer of the Underlying Equity is not involved in the offering of the ELKS and has no obligations relating to the ELKS. In addition, you will have no voting rights and will not receive dividends or other distributions, if any, with respect to the Underlying Equity unless and until you receive ADRs of the Underlying Equity Issuer at maturity.

O

Secondary Market.    The ELKS have been approved for listing on the American Stock Exchange, but a secondary market may not develop or continue for the term of the ELKS. Although Citigroup Global Markets intends to make a market in the ELKS, it is not obligated to do so.

O

Resale Value of the ELKS May be Lower Than Your Initial Investment.    Due to, among other things, changes in the price of and dividend yield on the Underlying Equity, interest rates, the earnings performance of the issuer of the Underlying Equity, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the ELKS may trade, if at all, at prices below their initial issue price of $10 per ELKS. You could receive substantially less than the amount of your initial investment if you sell your ELKS prior to maturity.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the ELKS. Further, Citigroup Funding expects to hedge its obligations under the ELKS through the trading of the Underlying Equity, Cemex CPOs or other instruments, such as options, swaps or futures, based upon the Underlying Equity or Cemex CPOs by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the ELKS may result in a conflict of interest.

O

Value of Underlying Equity May Not Track Value of CPOs.    Each Cemex ADR on which the ELKS are based represents ten Cemex CPOs. Although the trading characteristics and valuations of ADRs will usually mirror the characteristics and valuations of the underlying CPOs represented by the ADRs, the value of the ADRs may not completely track the value of the CPOs. Active trading volume and efficient pricing on the Mexican Stock Exchange for Cemex CPOs will usually, but not necessarily, indicate similar characteristics in respect of Cemex ADRs. Because of the size of the offering of Cemex CPOs in ADR form outside Mexico and/or other factors that have limited or increased the float of certain ADRs, the liquidity of Cemex ADRs may be less than or greater than that of the underlying CPOs. In addition, the terms and conditions of depositary facilities may result in less liquidity or lower market value of ADRs than for the CPOs. Since holders of ADRs may surrender the ADRs in order to take delivery of and trade the underlying CPOs, a characteristic that allows investors in ADRs to take advantage of price differentials between different markets, a market for the underlying CPOs that is not liquid will generally result in an illiquid market for the ADRs representing such underlying CPOs.

PS-8	ELKS

O

Conditions in the Mexican Securities Markets.    Although the market price of Cemex ADRs is not directly tied to the trading price of Cemex CPOs in Mexico, the trading price of Cemex ADRs is expected generally to track the U.S. dollar value of the Mexican peso trading price of the Cemex CPOs on the Mexican Stock Exchange. This means that the trading value of Cemex ADRs is expected to be affected by the U.S. dollar/Mexican peso exchange rate and by factors affecting the Mexican Stock Exchange. Investments in securities linked to the value of Mexican equity securities involve certain risks. The Mexican markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Also, there is generally less publicly available information about Mexican companies than about U.S. companies, and Mexican companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies. In addition, securities prices in Mexico are subject to political, economic, financial and social factors that apply in Mexico. These factors, which could negatively affect the Mexican securities markets, include the possibility of recent or future changes in local or Mexico-wide political leadership and economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such companies or investments in Mexican equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Mexican economy may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital investment, resources and self-sufficiency.

The Mexican Stock Exchange is relatively small and illiquid compared to stock exchanges in major financial centers and a small number of issuers represent a disproportionately large percentage of market capitalization and trading volume. A liquid trading market for the Cemex CPOs may not continue or expand. A limited trading market may impair the ability of a Cemex ADR holder to sell Cemex CPOs obtained upon withdrawal of such shares of the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of Cemex ADRs.

O

Affiliate Research Reports and Commentary.    Citigroup Investment Research or other affiliates of Citigroup Funding may publish research reports or otherwise express opinions or provide recommendations from time to time regarding the Underlying Equity or other matters that may influence the price of the Underlying Equity and, therefore, the value of the ELKS. Any research, opinion or recommendation expressed by Citigroup Investment Research or other Citigroup Funding affiliates may not be consistent with purchasing, holding or selling the ELKS.

O	Citigroup Credit Risk. The ELKS are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the ELKS.

ELKS	PS-9

Description of Cemex, S.A.B. de C.V.

General

According to publicly available documents, Cemex, S.A.B. de C.V. is the third largest cement company in the world, based on installed capacity as of December 31, 2006 of approximately 93.2 million tons. Cemex is a holding company primarily engaged, through its operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker. Accordingly, Cemex files reports (including its Annual Report on Form 20-F for the fiscal year ended December 31, 2006) and other information with the SEC. Cemex’s registration statements, reports and other information are available to the public from the SEC’s website at http://www.sec.gov, or may be inspected and copied at offices of the SEC at the locations listed in the section “Prospectus Summary—Where You Can Find More Information” in the prospectus related to this offering.

American Depositary Receipts of Cemex, S.A.B. de C.V., or Cemex ADRs, are negotiable receipts issued by a depositary, Citibank, N.A., evidencing American Depositary Shares representing the underlying CPOs of Cemex that have been deposited and are held, on behalf of the holders of Cemex, by the custodian for the depositary, and/or such other firm or corporation as the depositary may appoint. Each CPO in turn represents two shares of Cemex Series A common stock and one share of Cemex Series B common stock. While the market for Cemex CPOs is on the Mexican Stock Exchange in Mexico and while trading in that market is based on the Mexican peso, Cemex ADRs trade in U.S. dollars on the New York Stock Exchange. On the date of this pricing supplement, one Cemex ADR represents ten Cemex CPOs.

Neither Citigroup Funding nor Citigroup Inc. has participated in the preparation of Cemex’s publicly available documents and has not made any due diligence investigation or inquiry of Cemex in connection with the offering of the ELKS. We make no representation that the publicly available information about Cemex is accurate or complete.

The ELKS represent obligations of Citigroup Funding only. Cemex is not involved in any way in this offering and has no obligation relating to the ELKS or to holders of the ELKS.

Historical Data on the Common Stock of Cemex, S.A.B. de C.V.

The ADRs of Cemex are listed on the New York Stock Exchange under the symbol “CX.” The following table sets forth, for each of the quarterly periods indicated, the high and the low sales prices for Cemex ADRs, as reported on the New York Stock Exchange, as well as the cash dividends paid per Cemex ADR.

PS-10	ELKS

Holders of ELKS will not be entitled to any rights with respect to Cemex ADRs or Cemex CPOs (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof) prior to receiving Cemex ADRs at maturity, if applicable.

	High	Low	Dividend
2002
Quarter
First	14.4129	11.3898	0.00000
Second	15.6610	12.1966	0.48575
Third	12.9417	9.3539	0.00000
Fourth	11.4231	9.1356	0.00000
2003
Quarter
First	11.0814	7.7403	0.00000
Second	10.9627	8.2766	0.49482
Third	12.4339	10.4692	0.00000
Fourth	12.6427	10.9247	0.00000
2004
Quarter
First	14.2183	12.4339	0.00000
Second	14.8780	12.3247	0.48405
Third	14.8590	12.7898	0.00000
Fourth	17.3505	12.8800	0.00000
2005
Quarter
First	20.1790	16.3966	0.00000
Second	20.7485	16.1973	0.56909
Third	25.5322	19.8705	0.00000
Fourth	29.4142	22.2007	0.00000
2006
Quarter
First	31.8393	26.5810	0.00000
Second	35.1719	23.2104	0.00000
Third	30.0623	26.1142	0.00000
Fourth	33.1759	28.8618	0.00000
2007
Quarter
First	37.0996	30.4527	0.00000
Second	41.3400	31.2043	0.00000
Third (through July 24)	37.9800	33.9400	0.00000

The closing price of Cemex ADRs on July 24, 2007 was $34.33.

During the period reflected in the above table, Cemex, S.A.B. de C.V. split both its CPOs and ADRs 2 for 1 on July 21, 2006, which did not affect the ratio of CPOs to ADRs. The data appearing in the above table and graph below have been adjusted to reflect this split.

According to Cemex’s Form 20-F for the fiscal year ended December 31, 2006, on December 31, 2006, there were 7,647,280,773 CPOs outstanding.

ELKS	PS-11

Graph of Historical Trading Price Information

The following graph sets forth the daily closing price of Cemex ADRs, as reported on the New York Stock Exchange from January 2, 2002 to July 24, 2007. The data reflected in the graph below was obtained from Bloomberg L.P. Past closing prices of Cemex ADRs are not indicative of future Cemex ADR closing prices. This graph does not reflect intra-day pricing.

Hypothetical Amounts Payable at Maturity

The six examples of hypothetical maturity payment calculations set forth below are based on the following assumptions:

O	Issue Price: $10.00 per ELKS

O	Coupon: 8.50% per annum, payable semi-annually ($0.85 per ELKS total)

O	Initial Equity Price: $39.54 per Cemex ADR

O	Annualized current regular dividend yield of Cemex ADRs: 0.00%

O	Equity Ratio: 0.25291 Cemex ADRs per ELKS

O	Maturity Date: One year after the Pricing Date

O

At maturity, whether investors receive Cemex ADRs or their initial investment ($10.00 per ELKS) depends on whether the price of Cemex ADRs has declined by 20% or more to $31.63 or less at any time (whether intra-day or at the close of trading on any day) during the term of the ELKS up to and including the Valuation Date.

O	When applicable, the holder of the ELKS will not elect to receive the cash value of the Cemex ADRs equal to the Equity Ratio.

O	The closing price of Cemex ADRs on the Valuation Date is the same as the closing price on the Maturity Date.

PS-12	ELKS

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you will receive at maturity will depend on the actual Initial Equity Price, the percentage decline from the Initial Equity Price which will determine whether you receive a fixed number of Cemex ADRs at maturity (or the cash value of those ADRs at your election) instead of $10 and the change in the price of Cemex ADRs from the Initial Equity Price during the term of the ELKS up to and including the Valuation Date.

Additionally, if you elect to receive the cash value of the Cemex ADRs equal to the Equity Ratio you would otherwise be entitled to at maturity, the amount of cash you receive at maturity will be determined based on the closing price of Cemex ADRs on the Valuation Date. This amount will not change from the amount fixed on the Valuation Date, even if the closing price of Cemex ADRs changes from the Valuation Date to maturity. Conversely, if you do not make a cash election and instead receive a number of Cemex ADRs at maturity equal to the Equity Ratio, the value of those ADRs at maturity will be different than the value of those ADRs on the Valuation Date if the closing price of Cemex ADRs changes from the Valuation Date to maturity.

Example 1: The lowest Trading Price of Cemex ADRs at any time after the Pricing Date up to and including the third Trading Day before maturity is $31.83 per ADR, which is not less than or equal to 80% of the Initial Equity Price, and the closing price of Cemex ADRs at maturity is $31.83 per ADR, which is less than the Initial Equity Price.

O	Amount received at maturity (excluding all coupon payments): $10.00 per ELKS

O	Return on Cemex ADRs (excluding cash dividend payments): -19.50%

O	Return on ELKS (excluding all coupon payments): 0.00%

O	Return on Cemex ADRs (including cash dividend payments): -19.50%

O	Return on ELKS (including all coupon payments): 8.50%

Example 2: The lowest Trading Price of Cemex ADRs at any time after the Pricing Date up to and including the third Trading Day before maturity is $31.83 per ADR, which is not less than or equal to 80% of the Initial Equity Price, and the closing price of Cemex ADRs at maturity is $39.54 per ADR, which is equal to the Initial Equity Price.

O	Amount received at maturity (excluding all coupon payments): $10.00 per ELKS

O	Return on Cemex ADRs (excluding cash dividend payments): 0.00%

O	Return on ELKS (excluding all coupon payments): 0.00%

O	Return on Cemex ADRs (including cash dividend payments): 0.00%

O	Return on ELKS (including all coupon payments): 8.50%

Example 3: The lowest Trading Price of Cemex ADRs at any time after the Pricing Date up to and including the third Trading Day before maturity is $31.83 per ADR, which is not less than or equal to 80% of the Initial Equity Price, and the closing price of Cemex ADRs at maturity is $47.45 per ADR, which is greater than the Initial Equity Price.

O	Amount received at maturity (excluding all coupon payments): $10.00 per ELKS

O	Return on Cemex ADRs (excluding cash dividend payments): 20.00%

O	Return on ELKS (excluding all coupon payments): 0.00%

O	Return on Cemex ADRs (including cash dividend payments): 20.00%

ELKS	PS-13

O	Return on ELKS (including all coupon payments): 8.50%

Example 4: The lowest Trading Price of Cemex ADRs at any time after the Pricing Date up to and including the third Trading Day before maturity is $26.29 per ADR, which is less than or equal to 80% of the Initial Equity Price, and the closing price of Cemex ADRs at maturity is $33.61 per ADR, which is less than the Initial Equity Price.

O	Amount received at maturity (excluding all coupon payments): 0.25291 Cemex ADRs (the hypothetical Equity Ratio) per ELKS having a market value at maturity of $8.50.

O	Return on Cemex ADRs (excluding cash dividend payments): -15.00%

O	Return on ELKS (excluding all coupon payments): -15.00%

O	Return on Cemex ADRs (including cash dividend payments): -15.00%

O	Return on ELKS (including all coupon payments and the cash or market value of Cemex ADRs): -6.50%

Example 5: The lowest Trading Price of Cemex ADRs at any time after the Pricing Date up to and including the third Trading Day before maturity is $26.29 per ADR, which is less than or equal to 80% of the Initial Equity Price, and the closing price of Cemex ADRs at maturity is $39.54 per ADR, which is equal to the Initial Equity Price.

O	Amount received at maturity (excluding all coupon payments): 0.25291 Cemex ADRs (the hypothetical Equity Ratio) per ELKS having a market value at maturity of $10.00.

O	Return on Cemex ADRs (excluding cash dividend payments): 0.00%

O	Return on ELKS (excluding all coupon payments): 0.00%

O	Return on Cemex ADRs (including cash dividend payments): 0.00%

O	Return on ELKS (including all coupon payments and the cash or market value of Cemex ADRs): 8.50%

Example 6: The lowest Trading Price of Cemex ADRs at any time after the Pricing Date up to and including the third Trading Day before maturity is $26.29 per ADR, which is less than or equal to 80% of the Initial Equity Price, and the closing price of Cemex ADRs at maturity is $43.49 per ADR, which is greater than the Initial Equity Price.

O	Amount received at maturity (excluding all coupon payments): 0.25291 Cemex ADRs (the hypothetical Equity Ratio) per ELKS having a market value at maturity of $11.00.

O	Return on Cemex ADRs (excluding cash dividend payments): 10.00%

O	Return on ELKS (excluding all coupon payments): 10.00%

O	Return on Cemex ADRs (including cash dividend payments): 10.00%

O	Return on ELKS (including all coupon payments and the cash or market value of Cemex ADRs): 18.50%

PS-14	ELKS

Summary Chart of Hypothetical Examples

	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Hypothetical Initial Equity Price (per ADR)	$39.54	$39.54	$39.54	$39.54	$39.54	$39.54
80% of Hypothetical Initial Equity Price (per ADR)	$31.63	$31.63	$31.63	$31.63	$31.63	$31.63
Hypothetical Lowest Trading Price (per ADR)	$31.83	$31.83	$31.83	$26.29	$26.29	$26.29
Is the Hypothetical Lowest Trading Price less than or equal to 80% of the Hypothetical Initial Equity Price?	No	No	No	Yes	Yes	Yes
Will 0.25291 ADRs (the Hypothetical Equity Ratio) of Cemex ADRs be delivered at Maturity?	No	No	No	Yes	Yes	Yes
Hypothetical Closing Price at Maturity (per ADR)	$31.83	$39.54	$47.45	$33.61	$39.54	$43.49
Maturity Payment in cash or market value of Cemex ADRs (excluding all coupon payments per ELKS)	$10.00	$10.00	$10.00	$8.50	$10.00	$11.00
Maturity Payment in cash or market value of Cemex ADRs (including all coupon payments per ELKS)	$10.85	$10.85	$10.85	$9.35	$10.85	$11.85
Return on Cemex ADRs (excluding cash dividend payments)	-19.50%	0.00%	20.00%	-15.00%	0.00%	10.00%
Return on ELKS (excluding all coupon payments)	0.00%	0.00%	0.00%	-15.00%	0.00%	10.00%
Return on Cemex ADRs (including cash dividend payments)	-19.50%	0.00%	20.00%	-15.00%	0.00%	10.00%
Return on ELKS (including all coupon payments and cash or market value of Cemex ADRs)	8.50%	8.50%	8.50%	-6.50%	8.50%	18.50%

Certain United States Federal Income Tax Considerations

The following is a summary of certain federal income tax considerations of the purchase, ownership and disposition of the ELKS by U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below. This discussion supplements, and should be read in conjunction with, the discussion contained in the ELKS product supplement under “Certain United States Federal Income Tax Considerations”.

All prospective investors (including tax-exempt investors) should refer to the ELKS product supplement related to this offering for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine the tax consequences to them of investing in the ELKS.

The following discussion assumes that Cemex is not a passive foreign investment company for U.S. federal income tax purposes and that the discussion set forth under the section Certain

ELKS	PS-15

U.S. Federal Income Tax Consideration in Cemex’s 20-F filed on June 29, 2007, with the Securities and Exchange Commission is accurate in all respects. Prospective investors should note that if that assumption is not accurate, then it is possible that the U.S. federal income tax consequences of owning shares of Cemex stock would differ significantly from the consequences described below.

U.S. Holders

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat an ELKS as a grant by you to Citigroup Funding of an option on a forward contract, pursuant to which forward contract at maturity, you will purchase Cemex ADRs (or the cash equivalent). In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your purchase obligation. The summary below assumes such treatment, except where otherwise stated.

Each coupon payment paid on the ELKS should be divided into two separate components for tax purposes: an interest component and an option premium component. Of the total coupon payable on the ELKS, it is expected that approximately 58% will be characterized as the interest component and approximately 42% will be characterized as the option premium component. These components should be taxed as follows:

O	You will be required to include any interest payment as interest income at the time that such interest is accrued or received in accordance with your method of accounting.

O	You will not be required to include any option premium received in income until sale or other taxable disposition of the ELKS or retirement of the ELKS.

If you hold the ELKS until they mature:

O

If you receive cash at maturity, you will recognize short-term capital gain or loss equal to the difference between (x) the sum of cash received at maturity and the entire option premium (but not including any interest payment), and (y) your purchase price for the ELKS;

O

If you receive Cemex ADRs upon the retirement of the ELKS, subject to the discussion below, you should not expect to recognize any gain or loss on the receipt of the Cemex ADRs, and your tax basis in the Cemex ADRs generally will equal your purchase price for the ELKS less the amount of the entire option premium.

If you sell your ELKS for cash prior to maturity, you will generally have a short-term capital gain or loss equal to the difference between (x) the sum of the cash received at disposition and the option premium previously received, if any (but not including any interest payment), and (y) your purchase price for the ELKS.

No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. Due to the absence of authority as to the proper characterization of the ELKS, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the ELKS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis at the annual rate of 5.2398% compounded semiannually (the comparable yield, which could include the entire coupon on the ELKS). In addition, there is no assurance that the IRS will agree with the agreed-to characterization and

PS-16	ELKS

tax treatment of the retirement of the ELKS described above, and you may be required by the IRS to recognize gain on the receipt of the Cemex ADRs or to treat cash or stock received at maturity or on sale as ordinary income rather than as gain.

Non-U.S. Holders

In the case of a holder of an ELKS that is not a U.S. person (a “Non-U.S. Holder”), the interest payments made with respect to the ELKS should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form).

Any capital gain realized upon the maturity, sale or other disposition of the ELKS by a Non-U.S. Holder should generally not be subject to U.S. federal income tax if:

1.	such gain is not effectively connected with a U.S. trade or business of such holder, and

2.	in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the ELKS as long as either (A) (1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the ELKS or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the ELKS or (B) its acquisition and holding of the ELKS is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the ELKS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of ELKS by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the ELKS product supplement for more information.

Supplemental Plan of Distribution

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $71,591,000 principal amount of ELKS (7,159,100 ELKS), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the ELKS directly to the public at the public offering price set forth under “Final Terms” above and some

ELKS	PS-17

of the ELKS to certain dealers at the public offering price less a concession not to exceed $0.20 per ELKS. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.20 per ELKS on sales to certain other dealers. Sales may also be made through Citicorp Financial Services Corp., a broker-dealer affiliated with Citigroup Global Markets, acting as agent. Citicorp Financial Services Corp. will receive as remuneration a portion of the agent’s discount set forth under “Final Terms” above equal to $0.20 per ELKS for the ELKS they sell. If all of the ELKS are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Additional Considerations

In the event you are entitled to receive ADRs of the Underlying Equity at maturity of the ELKS, the amount you receive will be subject to adjustment for a number of events that modify the Underlying Equity issuer’s capital or corporate structures. You should refer to the section “Description of the ELKS—Dilution Adjustments” in the ELKS product supplement for more information. However, the amount you will receive at maturity, if applicable, will not be adjusted for all events that may adversely affect the price of the Underlying Equity, and these other events may have the effect of reducing the amount you will receive at maturity if you receive ADRs of the Underlying Equity (or the cash value of those ADRs at your election).

In case of default in payment at maturity of the ELKS, the ELKS will bear interest, payable upon demand of the beneficial owners of the ELKS in accordance with the terms of the ELKS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.75% per annum on the unpaid amount (or the cash equivalent of the unpaid amount) due.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the ELKS, either directly or indirectly.

PS-18	ELKS

NOTES

ELKS	PS-19

NOTES

You should rely only on the information contained or incorporated by reference in this pricing supplement and accompanying prospectus, prospectus supplement and ELKS product supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

7,159,100    9.00% per Annum Equity

LinKed Securities (ELKS®)

Based Upon American Depository Receipts Representing the Ordinary Participation Certificates of Cemex, S.A.B. de C.V.

Due August 5, 2008

($10 Principal Amount per ELKS)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

July 24, 2007

(To ELKS Product Supplement Dated March 22, 2007, Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

ELKS® is a registered service mark of Citigroup Global Markets Inc.

© 2007 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. and its affiliates and are used and registered throughout the world.